ROBERT L. B. DIENER
Attorney at Law
56 Laenani Street
Haiku, HI 96708
(310) 396-1691  Fax: (310) 362-8887
rob@rdienerlaw.com

October 22, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds, Assistant Director

Re: Accelerated Acquisitions V, Inc. (the “Company”)
Registration Statement on Form S-1/A
File No. 333-167939
Filed on September 3, 2010

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated September 21, 2010 addressed to Mr. Richard Aland, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Registration Statement on Form S-1/A.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. Given the nature of the comments, the Company has amended the registration statement. Where applicable, the revised pages or sections of the Form S-1/A have been referenced.

Form S-1/A, filed September 3, 2010

General

1.
We note that the redlined version of the company's Form S-1/A does not reflect a significant number of changes to the document. With your next amendment, please provide us with a complete redline version showing all change& It will greatly facilitate our review of your filing.

COMPANY RESPONSE:

We have included a red-lined version which compares the Company’s 1st Amendment with the current 2nd Amendment.

2.
We note your response to comment one in our letter dated July 23, 2010, your revised disclosure concerning motor fuels, and the company's website, depo.org. We also note the following information on the FAQ portion of your website:

Some of these indices can be used to hedge your pricing and "hedge-able" indices should be selected from the list if you intend to hedge in the future. We have highly experienced experts who offer SLGs advice on how best to accomplish hedging. Hedging provides a tried and true method of stabilizing future fuel prices, which is critical if you need to "manage against a budget." Fuel hedging should not be viewed as an effort to save money, but rather to stabilize your fuel budgets. fledging, if properly structured is not speculating, but rather identifying and setting a price level that works within your budget. Many are convinced that those who do not hedge their fuel pricing are the ones that are in fact speculating.

With a view to revised disclosure in your prospectus consistent with your website, advise us of the applicability of state and federal regulations concerning these operations, which appear to involve facilitating the purchase and sale of commodities, providing investment advice, and brokering transactions in financial contracts or commodities. We may have further comment.

COMPANY RESPONSE:

The Company does not buy, sell, broker or inventory any product and no buyer or seller that elects to use our platform cedes any discretion or control to the Company.  The Company remains neutral throughout the process and offers no recommendations or advice and makes no selections or decisions on behalf of either buyers or sellers.  The Company simply operates and markets the electronic platform under license from Demand Pooling Global Services, LLC (“DPGS”).

The Company offers no financial consulting or hedge advice and does not have the necessary skills to do so.  However, we may from time-to-time call upon an independent consultant to keep the Company abreast of current market trends and expertise that is available in the market and the independent consultant has its own consulting practice and customers, unrelated to the Company, some of which customers we understand it has been advising for more than twenty years.  The Company derives no recompense or financial benefit from the independent consultant and its employee(s) are neither employees of, nor receive compensation from, the Company.

We have included language in our disclosure with respect to the foregoing and the response to the FAQ has been modified to more specifically respond to the customer query and to clarify that the Company does not give advice or counsel on hedging.

3.
We note your revised disclosure in response to comment two in our letter dated July 23, 2010. We reissue the comment in part. You continue to reference operations in the present tense. For example, see "We derive and expect to continue to derive" on page 10, "the solutions we provide" and "customers use our demand aggregation solutions for critical business processes" on page 11, and "all of our solutions reside" on page 12_ You also refer on page 21 to "the Company's Internet backbone...redundant N+1 access Foundry XMR, MIA and Cisco 6500 routers..." Please revise up front to consistently explain the status of your operations and state, if true, that you have no data servers, routers, customers, patented technology or revenues, and that you currently do not have the $100,000 that you estimate on page 21 would be required to launch a product pool. The forepart of your registration statement should reflect the statement on page 25 that you "need to raise approximately $6,350,000 in the first 12 months commencing September 2010" to implement your proposed business.

COMPANY RESPONSE:

The Company currently has its first “live” pool in progress (for the aggregated purchase of motor fuel).  Though some buyers have joined the current pool, the Company has not yet closed a pool and has generated no revenues, to date.  It does expect to derive revenues from the current transaction, but revenues cannot be assured and, if revenues are generated from platform use fees paid to the Company as a result of participating buyers in the current pool awarding contracts, the number of awards and the volume of fuel contracted pursuant to such awards, is not yet know and the platform use fees cannot yet be estimated since fees would be due to the company only if contracts are awarded.  If contracts are awarded by the participating buyers, the supplier(s) to which awards are made are responsible for paying the Company’s platform use fees.

Re-launching Motor Fuel Pools can be accomplished by the Company at a cost of less than $5,000 for each pool and the Company intends to launch a minimum of three Motor Fuel Pools each year.  Launching Water Treatment Pools and Police and Other Vehicle Pools with the software licensed from Demand Pooling Global Services, LLC is currently possible and the Company is in the process of investigating the appropriate timing for launching these pools and the number of times within a year that each should be run.  The cost of launching each of these product pools is also less than $5,000, since the Licensor fully developed the software for these three product categories (Motor Fuel, Water Treatment Chemicals and Police/Other Vehicles), and these three categories of products are part of the License.

Launching pools for products other than Motor Fuel, Water Treatment Chemicals, Police, Pursuit and other vehicles will depend upon the Company’s ability to generate funds from fund-raising activities or from the operation of prior pooled transactions.  The estimated cost of researching, additional staffing, evaluating  purchase patterns of the Company’s target market buyers, the specifications generally employed for those products, identifying the suppliers of those products, pricing mechanisms, delivery terms and conditions, distribution channels and completing catalogs that incorporate the parameters for those products is estimated to be $100,000 for each of those products.  The actual development of the additional software that would enable the Company to launch pools for the purchase of products other than the three categories identified above, is substantially the responsibility of the licensor and becomes part of the exclusive North American license as well as the non-exclusive license outside of North America.  The Company (Licensee) retains the right to outsource to other software development firms other components of the Company’s offering, if it chooses to expand the scope of its offering. The Licensor retains the right to offer the demand aggregation platform, as it is currently developed and as enhanced by additional development, to other prospective licensees outside of North America.

We have amended our disclosure to clarify this matter.

4.
In this regard, we note the statement on page 21 that you "expect to outsource" datacenter function to Databank LLC. Please revise to explain the basis for this expectation. For example, it is unclear if you have engaged in preliminary talks with the company. See comment 23 from our letter dated July 23, 2010.

COMPANY RESPONSE:

The Company currently outsources its data center function to Databank LLC and intends to continue doing so, on an oral month-to-month lease arrangement basis.  Maintenance of the facilities, operation and management of the data center is the responsibility of Databank, the owner of the data center, which approach enables the Company to benefit from a state-of-the art infrastructure facility, while not having to commit significant resources, capital or human, to the build-out and ownership and maintenance of the infrastructure.   While the current lease provides excess capacity, the ability to expand capacity and scalability requirements (space, power, networking and redundancy capability) is virtually without limitation in the Databank facilities.   Monthly lease payments to Databank are $800 for all subscribed data center infrastructure (other than servers), network and other services discussed herein and required for the Company’s services anticipated for the next 12 months’ level of operation.  As additional capacity is required, it is anticipated that the Company will acquire and own servers which it will place in the facilities leased from Databank.  Databank monthly lease charges will increase, but it is not yet possible to indentify what additional facilities, power, networking and redundancy capability will be required from Databank until the Company makes a determination of the number and type of additional servers it may require, if any.  The Company expects to fund the cost of additional servers from net revenues it expects to generate from current and future product purchase pools and from additional financings discussed elsewhere herein.

We have included reference to the foregoing in our disclosure to clarify this matter

5.
With respect to comment three of our letter dated July 23, 2010, we note the second sentence on page five regarding the Technology and the "actual development of the Technology" Please revise to further distinguish between the Technology and the "business concept behind the Technology," and explain how the Technology has been developed.

COMPANY RESPONSE:

The “business concept” which the Company is currently marketing to state and local governments is a streamlined  ”demand aggregation,” or “cooperative purchasing” methodology for acquiring high-valued capital assets and selected commodities, that comprise a significant component of most state and local government budgets as a means for producing improved pricing (volume-discount pricing) versus the pricing that would be achievable by individual entities in the volumes each would typically buy.

The “Technology” supporting the business concept is the actual electronic platform that facilitates buyers seeking bid requests in a single time window and in a single location, provided they have access to the Internet and can login to the Company’s website.  The Company’s initial target market is considered highly fragmented, consisting of approximately 87,000 state and local governments that do not have any natural way of leveraging their collective buying power.  These state and local governments have common purchase needs, are non-competitive with one another and tend to employ the same sealed bid process for obtaining competitive bids.  In order to market the benefits of demand aggregation (cooperative purchasing) to its initial target market customers, and potentially to others, and to streamline the cooperative buying process, the Company has licensed a web-based electronic platform technology, developed in its entirety by the Licensor, to automate various aspects of the business concept.  The Company does not intend to be in the software development business or to commit the resources to creation, development or maintenance of software, but prefers to focus its attention and resources upon marketing its services to users that may benefit from those services.

We have included the above language in our disclosure in order to further clarify this matter.

Prospectus Cover Page

6.	We note your revised cover page. Please revise to provide a page number where the Risk Factors can be located. See Item 501(b)(5) of Regulation S-K.

COMPANY RESPONSE:

We have deleted the reference to the page number for the Risk Factors on the Cover Page.

Prospectus Summary, page 1

7.	We note that Accelerated Venture Partners, LLC agreed to tender 1,979,760 shares. Please tell us why it tendered the shares and whether you issued any consideration for its tender.

COMPANY RESPONSE:

Accelerated Venture Partners, LLC tendered the shares as a part of a negotiated transaction where it agreed to transfer control of the Company to Messrs Aland and Kelly.  The agreed consideration for the transaction was that AVP would retain less than 10% of the post-transaction shares issued and outstanding (in this case, 9.69%).  It was also agreed at the time (March 22, 2010) that the Company would enter into a Consulting Services Agreement with Accelerated Venture Partners, LLC in the form attached as Exhibit 10.2.  The entire transaction was one integrated transaction and there was not specific consideration allocated to any of its elements. In other words, there was no specific consideration for the tender of shares apart from the overall consideration paid by Messrs. Aland and Kelly for their concurrent purchase of their interest in the Company.

We have amended our disclosure to clearly state this.

8.
We note your revised disclosure in response to comments 10 and 13 in our letter dated July 23, 2010. Please revise to address how you are conducting the first aggregation pool for motor fuels when it does not appear that you have the $100,000 expected cost to launch a pool, and you do not appear to have entered into the datacenter and other agreements.

COMPANY RESPONSE:

Reference is made to the Company’s response to Comment 3.  The Company’s cost of launching pools for products for which research and development has already been accomplished and tested is estimated to be $5,000, or less.  The Company licensed its platform from the Licensor which had previously developed and tested, as part of its development process, the electronic platform for operating pools for the purchase of three product categories, Motor Fuel, Water Treatment Chemicals and Police, Pursuit and Other Vehicles.  The Licensor has its own methodology for testing, though this does not include the actual operation of a pooled purchase transaction.

The Company intends to repeat-launch a minimum of three Motor Fuel Pools each year.  Launching Water Treatment Pools and Police and Other Vehicle pools with the software licensed from Demand Pooling Global Services, LLC is currently possible and the Company has preliminarily established, but continues to evaluate the appropriate timing for launching these pools.  This evaluation process includes, but is not limited to, an evaluation of when, in their individual budget cycles, target market buyers have previously purchased these products, their delivery requirements and manufacturer production cycles.

The Company’s ability to launch pools for products other than those included in the three categories listed above (Motor Fuel, Water Treatment Chemicals, Police, Pursuit and Other Vehicles) will depend upon its ability to generate funds from fund-raising activities and net revenues from the operation of the pooled transactions for Motor Fuel, Water Treatment Chemicals and Police, Pursuit and Other Vehicles.  The estimated cost of researching, evaluating previous purchases by the Company’s target market buyers, identifying the specifications generally employed for those products and the suppliers of those products, pricing mechanisms, delivery terms and conditions, distribution channels and completing catalogs that incorporate the parameters and specifications for those products, and, if necessary and available, hiring additional staffing is estimated to be $100,000 for each new product.  Development of the software application (“Technology”) that would enable the Company to launch and market pools for the purchase of products, other than those identified above, is the responsibility of the Licensor and becomes part of the exclusive North American License and the non-exclusive License outside of North America.  The Licensor will retain the right to offer the platform, as it is currently developed and as enhanced by additional development, to other prospective licensees outside of North America.

We have included the foregoing language in our disclosure.

9.
Also, on a more general level with respect to the expected events leading up to generation of revenues, please revise to identify the principal purchases, service agreements, hardware leases, authorizations, and other items that are necessary to launch a pool. You currently refer to $100,000 "allocable, primarily to product development and market research," which does not address the specific outsourcing arrangements, such as data centers, and other items that appear to be necessary to offer pooling services.

COMPANY RESPONSE:

As Licensee, under the License, the Company has the responsibility of expending a minimum of $10,000,000 over the first three years of the License for the cost of researching, evaluating previous purchases by the Company’s target market buyers, identifying the specifications generally employed for those products and the suppliers of those products, pricing mechanisms, delivery terms and conditions, distribution channels and completing catalogs that incorporate the parameters and specifications for those products, and, if necessary and available, hiring additional staffing, and related expenditures.  The Company is not required to pay $10,000,000 to the Licensor for the actual costs of development of the electronic platform, product configuration catalogs, etc., but a portion of the expenditure will be paid to the Licensor for these purposes.  The Company retains the right to engage other entities to develop components of the application and is not restricted to using the Licensor as its only source for additional development work.   A portion of the $10,000,000 expenditure requirements will be expended for the Company’s own preparation and market research, as identified above, for the implementation of new product pools beyond the original three product categories.

The ownership of the intellectual property necessary for development and modification of the electronic platform resides with the Licensor and becomes a part of the exclusive North American and non-exclusive worldwide (outside North America) License.

In order to implement and operate a pool, the Company does not need additional hardware or software outside of that which it has licensed from the Licensor and infrastructure that it leases on an oral month-to-month basis from Databank, LLC.  The server capacity is not currently stressed and one standby server provides redundancy for the platform application.  The Company does not anticipate a number of user accesses (“hits” to its system) that would be typical for consumer-oriented applications that might achieve accesses of hundreds of thousands or even millions of hits during a 24-hour period.  It is likely that the Company’s website would only achieve hundreds of hits or thousands of hits during a 24 hour period, which does not stress the capacity of the servers.  To double the capacity, the Company could convert its redundant server to an application server or add additional servers, as needed for new products.  The current cost of new servers, configured as believed to be necessary for the Company’s foreseeable needs, is approximately $4,000-$5,000 each and it is anticipated that new servers, if needed, will be purchased and owned by the Company or leased from the server manufacturers.

No authorizations are needed to launch, implement and operate pooled transactions.  The Company determines when pools are to be launched and how potential users are to be addressed.  Currently, its marketing approach is through a direct email campaign based upon contacts which the Company has identified.  Most of these contacts, which now number fewer than 10,000 out of the estimated 87,000 state and local government entities, have been obtained by the Company investigating state and local government websites (cities, counties, states, airports, transit agencies, school and hospital districts and higher education facilities) and trade organization websites.  The Company intends to continue and to expand its email notification activities and, if funding becomes available and/or net revenue generation is sufficient, to investigate the affordability of implementing advertising and public relations campaigns.

We have clarified our disclosure to incorporate the foregoing.

10.
We note your revised disclosure in response to our comment 21 in our letter dated July 23, 2010, and we partially reissue the comment. Please revise to identify the "extensive federal, state and local laws and regulations relating to the financial markets," which you state on page nine are applicable to your operations. It is unclear if and on what basis you may have determined that government approvals are not required in order to conduct your business.

COMPANY RESPONSE:

We have revised our disclosure to confirm that in fact the Company is not subject to "extensive federal, state and local laws and regulations relating to the financial markets".  We have confirmed that the Company is not subject to any specific laws and regulations related to its business and is only subject to the laws and regulations applicable to the operation of a business generally.  We have therefore deleted this risk factor as we believe that it is not applicable.

Financial Information — Selected Consolidated Financial Data, page 4

11.
Please revise or reconcile the numbers presented for "Total Stockholders' Deficiency" as of December 31, 2008 to the Balance Sheets presented on page F-2 and as of June 30, 2009 to the Form 10-Q for the period ended June 30, 2009 filed on August 14, 2009. In addition, please revise your interim data to agree with that presented in your interim financial statements for the six months ended June 30, 2010.

COMPANY RESPONSE:

We have revised our disclosure accordingly.

Risk Factors, page 5

12.
You disclose on page 6 that you have an accumulated deficit of $10,623 from inception (April 29, 2008) through June 30, 2010. Please reconcile or revise the number to the deficit accumulated during the development stage presented on page F-9.

COMPANY RESPONSE:

We have revised our disclosure accordingly.

13.
We note your clarifying disclosure made to the last risk factor on page nine in response to comment 25 in our letter dated July 23, 2010. However, it appears that the remainder of your registration statement has not been revised in accordance with our comment 25 of our letter dated July 23, 2010. Please delete references to "the market price" of your securities, as you do not appear to have a market. For instance, we note your second risk factor on page eight.

COMPANY RESPONSE:

We have revised our disclosure throughout the statement to delete any reference to “the market price” of our securities.

Market for Common Equity and Related Stockholder Matters, page 16

14.
We note your response to comment 28 in our letter dated July 23, 2010. We are unable to locate the revised disclosure you state was made to your Security Ownership of Certain Beneficial Owners and Management section. Please provide the disclosure required by Item 201(b)(2) of Regulation S-K or advise.

COMPANY RESPONSE:

We believe that our disclosure complies with Item 201(b)(2), including the presentation of holdings for all officers and directors as a group.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

15.
Please tell us how you considered the significance of the assumptions made in estimating the fair value of your common stock and options issued in determining whether to provide discussion of critical accounting estimates.

COMPANY RESPONSE:

With particular reference to the shares sold to Messrs. Aland and Kelly, we did not utilize any assumptions as to fair market value of that stock as the Company was nothing more than a “virgin” shell company at the time without any business or assets to value.  As a result, the par value of the stock was the only reasonable valuation basis for the stock.  The same applies to the option granted to Accelerated Venture Partners which were agreed at the same time and as a part of the same transaction as the stock sale—par value was the only reasonable valuation basis.  The shares sold to investors in July 2010 were valued at the amount actually paid—$2.00 per share.  Since no estimates were utilized in the valuation of these shares and options, we believe that there is no need for a discussion of any critical accounting estimates utilized in connection therewith.  We have included this discussion in our disclosure in the registration statement.

16.
Please revise Liquidity and Capital Resources and where appropriate to address the experience you and your advisors have with respect to raising funds similar to the approximately $15 million as referenced on page 25. If you and your advisors do not have such experience, revise risk factors and where appropriate to so state.

COMPANY RESPONSE:

We have revised our risk factors and Liquidity and Capital Resources section to detail that the Company and its Advisors do not have significant experience in raising funds similar to the $15 million referenced on page 25.

17.
Additionally, please revise where appropriate to describe the experience you and your advisors have with respect to reviewing business plans similar to yours, "identifying and introducing prospective financial and business partners, and providing general business advice regarding the Company's operations and business strategy" as referenced on page two.

COMPANY RESPONSE:

We have included a disclosure and risk factor related to the experience (or lack of the same) with respect to reviewing business plans similar to ours and providing the advice referenced in the statement.

Directors and Officers, page 26

18.
We note your revised disclosure in response to comment 38 of our letter dated July 23, 2010. Please disclose Mr. Aland's titles and dates of employment at PurchasePooling.com, Inc. and Demand Pooling Global Services, LLC.

COMPANY RESPONSE:

Mr. Aland was employed by PurchasePooling.com, Inc. from March 2000 to December 2000 and Demand Pooling Global Services, LLC from August 2005 to present. We have updated our disclosure to incorporate this information.

19.
We note your response to prior comment 21 and your disclosure here and under "Personnel" on page three. It is unclear why your disclosure does not address the following information from the FAQ portion of your website:

A "Management" section now appears on the website. In addition, the Advisory Board, which consists of current City Managers, five former City Managers (two of whom were presidents of the ICMA), the former Lord Mayor of London, the former Executive Director of a major transit agency and the Executive Director of a statewide education association. Collectively, the members of the Advisory Board have more than 200 years of experience as senior SLO officials, many having had oversight responsibility for the Purchasing Departments that report to them.

Please revise to reconcile your disclosure with the information you provide on your website.

COMPANY RESPONSE:

The Company’s website FAQs improperly refer to the Advisory Board members as Members of the Management Team.  They are not Members of the Management Team, but rather are advisors that are called upon, from time to time, without compensation, for their respective knowledge and expertise as to manner in which state and local governments make the purchase decisions and the manner in which the Company needs to structure its marketing efforts in order to achieve the maximum appeal for the state and local government decision makers.  We have revised our FAQs on our website accordingly.

Transactions with Related Persons, page 28

20.	We reissue prior comment 39. Material terms should be described in the prospectus and not merely incorporated by reference.

COMPANY RESPONSE:

We believe that we have disclosed all material terms of all agreements with related persons in the registration statement and no additional terms are incorporated by reference.

Financial Statements. page F-1

Consolidated Financial Statements — June 30, 2010 and June 30, 2009, page F-9

21.
Please present an unaudited statement of stockholders' deficiency for the period from the latest fiscal year end of December 31, 2009 to the interim balance sheet date of June 30, 2010. Refer to Rule 8-03 of Regulation S-X.

COMPANY RESPONSE:

We have included an unaudited statement of stockholders' deficiency for the period from the latest fiscal year end of December 31, 2009 to the interim balance sheet date of June 30, 2010 in our amended registration statement.

Balance Sheets, page F-9

22.
We note that you had 31,146,285 shares outstanding at June 30, 2010. However, it appears from the schedule on page 34 that the total of shares issued exceeds this amount Please reconcile the shares issued and outstanding.

COMPANY RESPONSE:

We have reconciled and adjusted this disclosure.

Statements of Operations, page F-10

23.	Please tell us how you derived 18,073,143 for the basic and diluted weighted average shares outstanding presented for the six months ended June 30, 2010.

COMPANY RESPONSE:

Attached is a calculation showing the basis for this amount, which amount has been corrected and reconciled.

Statements of Cash Flows, page F-11

24.	Please revise to include a statement of cash flows for the six months ended June 30, 2009.

COMPANY RESPONSE:

We have included a statement of cash flows for the six months ended June 30,2009 in our amended disclosure.

Note 4 - Material Contracts, page F-16

25.
We note from your response to comment 45 that Demand Pooling Global Services, LLC ("DEPO") is a software development company which developed and owns the technology. We further note from your website www.depo.org a press release dated August 29, 2005 that describes how Richard Aland created a company that enables governmental entities to pool together their demand and cooperatively buy and finance their high-ticket purchase requirements. Please clarify whether DEPO is also or has been in the demand aggregation pools business, as you intend to do, and how it impacts your analysis regarding whether DEPO LLC is a predecessor.

COMPANY RESPONSE:

The Company refers to Demand Pooling Global Services, LLC as “DPGS” rather than “DEPO” to clarify the distinction between the Licensor and the Licensee.  DPGS is strictly a software development company which developed the electronic application or platform that was necessary for implementation of the business concept which Mr. Aland conceived.  Originally, it was expected that the Company would market strictly to state and local governments, but the electronic application does not differentiate between whether the users are public sector or private sector enterprises.  DPGS will remain a software development company and will not be a marketing organization for the business concept.  The marketing will be accomplished by the Company, which company is designed to orchestrate, launch and market pooled purchases to buyers for the purpose of enabling them to achieve volume-discount pricing.

A parallel scenario is the relationship which IBM initially had with Microsoft Corporation.  Microsoft was formed in order to produce software operating systems primarily for IBM, but discovered its strengths were in the development and sale or licensing of software.  Microsoft was not a predecessor to IBM, although it was the sole provider of software for IBM’s personal computers.  IBM was and remains a manufacturing and marketing company which does not consider software development as its core offering.

The press release cited by the Commission was issued in 2005, and at the time it was the strategy of DPGS to also function as an operating and marketing company. Thereafter, and in the process of beta testing the Technology, DPGS concluded that it simply did not have the capability, personnel or experience to be an operating and marketing company and was better suited to being strictly a software development company.  In fact, no fees were charged in the beta test pools conducted by DPGS and no revenues were generated.  Going forward, it is anticipated that revenues to be generated by DPGS will be derived solely from software development and licensing thereof.

We have included an explanatory note in the registration statement with respect to this matter.

26.
We note the principals of DEPO are also your directors and major shareholders and you license the technology from DEPO for 20 years on an exclusive, non-transferable basis. Please explain to us why you structured the transaction as you did by purchasing shares from a shell company, licensing the technology from DEPO LLC, rather than having DEPO LLC incorporate and execute a reverse merger with a public shell.

COMPANY RESPONSE:

Specifically, the principals desired to maintain a definitive distinction between DPGS as a software developer and the Company as a marketing and operating company (see our response to Comment 25, above).  In this regard, there was a specific desire to retain the non-public status of DPGS as Licensor.  The principals viewed the Company (as a marketing and operating company) as appropriate for a public vehicle which operated distinctly and separately from the software developer.  It is the principals’ view that these are two fundamentally different businesses and that strategically they are going in very different directions.  Further, it should be noted that the License between the Company (as Licensee) and DPGS (Licensor) is an exclusive license only insofar as North America is concerned and is a non-exclusive worldwide license for territories outside of North America.  DPGS currently is, and intends to remain, a software development company and/or a licensor for territories outside North America.  The principals’ intent was to establish the Company as a separate marketing organization—not a software development company.  We believe that the most successful companies are those that are able to create marketing campaigns around single function activities and believe that we can create more significant name recognition of the Company if we focus solely upon the business of marketing demand aggregation opportunities to buyers that should benefit from these services.  Moreover, the Company believes it will be able to achieve greater access to potential funding, partially as a result of greater transparency attendant to an SEC-reporting company and that as a result of greater name recognition, it may achieve greater appeal to state and local government users of the platform.

27.
We note from your response to comment 45 that DEPO LLC remains in existence as an independent software and technology development company. Please describe to us in greater detail the activities of DEPO LLC outside of the technology licensed to you. In addition, summarize for us DEPO's revenues and expenses for 2008 and 2009 and total assets and equity as of December 31, 2008 and 2009.

COMPANY RESPONSE:

“DEPO LLC,” referred to herein as “DPGS,” has licensed the Company to use its software application in order to market demand aggregation (electronic and automated cooperative purchasing capabilities) to buyers, on an exclusive basis in North America and on a non-exclusive basis worldwide (outside North America).  DPGS intends to offer its software application to other third parties outside North America for the demand aggregation services.  It may offer any other software it develops for purposes beyond the demand aggregation functionality to others both in North America and outside North America.  To date the Licensor has only developed software applications for demand aggregation for Motor Fuel, Water Treatment Chemical, and Police, Pursuit and other Vehicles.  It is also investigating the development of an electronic software application for the disposal of surplus equipment that it believes would be equivalent to or better than software that it could acquire from other software providers.   It does not operate or market purchase pools.  To date, DPGS has not generated any revenues; its sole asset is the Technology licensed to the Company and all of the investment required to develop the Technology has been contributed by its principals.

28.
We note on page F-16 that the license agreement with DEPO LLC is conditioned on your funding a minimum of $10,000,000 for "qualifying research, development and commercialization expenses". Please describe in greater detail the nature of these expenses and explain to us the business purpose for this funding commitment. In addition, please clarify whether the technology is functional in its current state or whether further research and development is necessary for it to be functional.

COMPANY RESPONSE:

As Licensee, the Company has the responsibility of expending a minimum of $10,000,000 over the first three years of the License for the cost of researching, evaluating previous purchases by the Company’s target market buyers, identifying the specifications generally employed for those products and the suppliers of those products, pricing mechanisms, delivery terms and conditions, distribution channels and completing catalogs that incorporate the parameters and specifications for those products, and, if necessary and available, hiring additional staff, and related expenditures.  It is not required to pay $10,000,000 to the Licensor for the actual costs of development of the electronic platform, product configuration catalogs, etc., but a portion of the expenditure will be paid to the Licensor for these purposes.  The Company retains the right to engage other entities to develop components of the application and is not restricted to using the Licensor as its only source for additional development work.   A portion of the $10,000,000 expenditure requirements will be expended for the Company’s own market research and preparation, as identified above, for new product pools beyond the original three products, including but not limited to the development of additional modules for use of the Technologies for the demand aggregation pooling of other commodities.  It is the Company’s goal to expand the scope of its business from the current three commodities to over fifty commodities at full maturity of the business.

The ownership of the intellectual property necessary for development and modification of the electronic platform resides with the Licensor and becomes a part of the exclusive North American and non-exclusive worldwide (outside North America) License.

29.
We note from page F-17 that you granted an option to AVP to purchase 3,235,971 shares of common stock at a price of $0.0001 per share. Please revise to disclose how you value and account for the stock purchase option. In your response, tell us how you considered your issuance of shares on June 8, 2010 for $2.00 per share in determining the value of the options. In addition, describe the compensation you are to provide to AVP should the milestones not be met.

COMPANY RESPONSE:

The option was part of a Consulting Services Agreement (“Agreement”) between the Company and Accelerated Venture Partners, LLC (“AVP”).  While the actual Agreement is dated April 29, 2010, the terms of the Agreement were previously agreed and the Agreement was part and parcel of the stock sale which took place on March 22, 2010.  In fact, the terms of the entire transaction had been the subject of an oral agreement between the parties which dated back to the 4th quarter of 2009.  The transaction which was finalized on March 22, 2010 therefore had three components—(1) Sale of 28,126,045 shares to Messrs. Aland and Kelly at a price of $0.0001 per share, (2) AVP’s agreement to reduce his holdings in the Company from 5 million shares to 3,020,240 shares (which was specifically calculated to be less than 10% of the total pro-forma issued and outstanding shares) and the option for AVP to acquire 3,235,971 shares at the same $0.0001 per share price.  Since the Company was a shell with no business (and minimal value) at the time (March 22, 2010) and a significant block of shares were being simultaneously sold at the $0.0001 per share price, it only made sense that the shares which were the subject of the AVP option had a value of $0.0001 per share.

The Company intends to calculate the Black-Scholes valuation of the option and to commence amortization of that value in the quarter which the Company first records revenues.

Pursuant to the terms of the Agreement, AVP will not receive any compensation if the milestones specified in the Consulting Services Agreement are not met and the option shares are subject to repurchase by the Company at the original $0.0001 sale price.

30.	Please disclose how you will account for the compensation accrued to AVP and the basis for your accounting treatment.

COMPANY RESPONSE:

See our response to Comment 29.  In accordance with USGAAP, the Company intends to calculate the Black-Scholes valuation of the option and to commence amortization of that value in the quarter which the Company first records revenues.

Other Expenses of Issuance and Distribution, page 33

31.
We note your revised disclosure in response to our comment 50 in our letter dated July 23, 2010. Please disclose whether this agreement between the company and the founding shareholders is oral or in writing. If it is in writing, please confirm that all material agreements have been filed pursuant to Item 601 (b)(2). If it is an oral agreement, please provide a written description. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at:

 http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

COMPANY RESPONSE:

The Company anticipates that the costs associated with this offering will be approximately $13,500.  Messrs Aland, Kelly and Neher have orally agreed with the Company to advance these costs to the Company, as required, on the basis of an interest-free loan payable on demand.  We have revised our disclosure accordingly.  This loan will be reflected on the Company’s financials for the 4th quarter of 2010.

Recent Sales of Unregistered Securities, page 33

32.	We reissue prior comment 51 in our letter dated July 23, 2010. Revise to describe the facts relied upon to make the exemptions available.

COMPANY RESPONSE:

The shares were issued under Rule 506 of Regulation D.  Pursuant to the guidelines of Rule 506, the Company sold shares to a total of 49 investors, 16 of whom were “accredited investors” and 33 of whom are “sophisticated” investors.

Exhibits

33.
We note your response to comment 55 of our letter dated July 23, 2010. Our review of exhibit 10.1 indicates missing schedules, exhibits, or attachments. Please file this exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE:

The exhibits now include all schedules, exhibits and attachments.

34.	Please provide an updated consent of your independent registered public accounting firm.

COMPANY RESPONSE:

An updated consent from the Company’s accounting firm is attached.

On behalf of the Company, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LAW OFFICES OF ROBERT DIENER

/S/ Robert L. B. Diener

By:
Robert L. B. Diener

EXHIBIT A

Accelerated
Acquisitions V
Weighted Average Shares Outstanding Calculation

Shares Outstanding at December 31, 2009		5,000,000

Aland & Kelly Shares issued on April 1, 2010		28,126,045

AVP shares tendered on April 1, 2010		(1,979,760)

Shares at April 1, 2010		31,146,285

AVP Shares issued on exercise of option—April 29, 2010		3,235,971

Shares at April 29, 2010		34,382,256

Shares at June 30, 2010		34,382,256

Weighted Average shares issued and outstanding 1st quarter (1/1/2010-3/31/2010)	5,000,000
Weighted Average Shares Outstanding 2nd qtr (4/1/2010-6/30/2010)
Dates	Days	Shares Issued & Outstanding	Total
4/1/10-4/28/10	28	31,146,285	872,095,980
4/29/10-6/30/10	63	34,382,256	2,166,082,128

Totals	91		3,038,178,108

Weighted Average Shares Outstanding 2nd qtr (4/1/2010-6/30/2010)			33,386,573

Weighted Average shares issued and outstanding 1st 6 months (1/1/2010-6/30/2010)
Dates	Days	Shares Issued & Outstanding	Total
1/1/10-3/31/10	90	5,000,000	450,000,000
4/1/10-4/28/10	28	31,146,285	872,095,980
4/29/10-6/30/10	63	34,382,256	2,166,082,128

Totals	181		3,488,178,108

Weighted Average shares issued and outstanding 1st 6 months (1/1/2010-6/30/2010)			19,271,702